08003330

Detica

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 08-FIV100C156

9 June 2008

File no: 82-35012

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

05.06.08 Blocklisting announcement

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

Nicky Heywood

Nicky Heywood

Company Secretary Assistant

Enc

Regulatory Announcement

Go to market news section

Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Blocklisting
Released	16:00 04-Jun-08
Number	9770V16

RNS Number : 9770V
Detica Group Plc
04 June 2008

4th June 2008

Detica Group plc

Application has been made to the UK Listing Authority and the London Stock Exchange for block listings totalling 1,000,000 Ordinary shares of 2p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The block listings consist of:

500,000 Ordinary Shares of 2p each under the Detica Group plc Long Term Incentive Plan,
364,000 Ordinary Shares of 2p each under the Detica Group plc 2001 Employee Share Option Scheme
100,000 Ordinary Shares of 2p each under the Detica Group plc1998 Employee Share Option Scheme
36,000 Ordinary Shares of 2p each under the Detica Group plc Enterprise Management Incentive Scheme.

Enquiries:

Financial Dynamics **+44 (0)20 7831 3113**
Edward Bridges / Matt Dixon / Erwan

Gouraud

This information is provided by RNS
The company news service from the London Stock Exchange

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